Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Personal Retirement Manager Series I

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven:
Personal Retirement Manager Series I

Update dated May 30, 2023 to the product notice dated May 1, 2023

This update to the product notice outlines changes in fund fees related to certain investment options since the product notice dated May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your Contract. The changes are related to:
Appendix A - Funds Available Under the Contract
All other provisions outlined in your product notice remain unchanged. This update is for informational purposes and requires no action on your part.
In Appendix A - Funds Available Under the Contract: the following fund fee is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
AB VPS Balanced Hedged Allocation Portfolio - Class B Adviser: AllianceBernstein, L.P.	0.98%
AB VPS International Value Portfolio - Class B Adviser: AllianceBernstein, L.P.	1.13%*
Allspring VT International Equity Fund - Class 1 Adviser: Allspring Funds Management, LLC Subadviser: Allspring Global Investments, LLC	0.70%*
This update should be retained for future reference.

HV-7993